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Stephen Patrick Enright ·

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Senior Software Engineer at DiManEx

Ireland · Contact info

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DiManEx

London University

Featured

Cross-Site Scripting

Tags that Allow for Cross-Site Scripting
Threats Of Cross-Site Scripting
Preventing Cross-Site Scripting
Filtering
Encoding
Error Reporting
Conclusion
Resources

Movie Review Example

Figure 1. Movie review example

```
<script> alert("Hello Script Injection"); </script>
```

The possible result of this is shown in Figure 2.

Handling_Java_Web_Application_Input_Part2.pdf

The Importance Of Server-Side Validatio

Validation Best Practices

Handling_Java_Web_App

 

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Activity

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Experience



Senior Software Engineer

DiManEx · Full-time

Sep 2017 – Present · 3 yrs 11 mos



Search / Data Science Team

Workday · Full-time

Jan 2017 – Present · 4 yrs 7 mos

County Dublin, Ireland

As a senior software engineer I worked as part of a team building a new search platform scaling it for fortune 500 customers that used data science & machine learning for improved search relevance.   ...see more



Senior Software Engineer / Team Lead

Fidelity Investments · Full-time

2010 – Present · 11 yrs

County Dublin, Ireland

Worked on platform that managed trades / transactions used by fund mangers / traders to make trading decisions.



Senior Software Engineer

Arconics

2009 – 2010 · 1 yr

Software Engineer

IBM, DUBLIN SOFTWARE LAB

Dec 2003 – Sep 2008 · 4 yrs 10 mos

 

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Education

London University
Bachelor's Degree, Computer Science, First Class

Licenses & certifications

Sun Certified Enterprise Architect (SCEA)
Issued 2005 · No Expiration Date

Sun Certified Java Business Component Developer (SCJBCD)
Issued 2004 · No Expiration Date

Sun Certified Java Developer (SCJD)
Issued 2004 · No Expiration Date

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